Exhibit 99.1

The Stars Group Provides First Quarter and General Business Update

TORONTO, April 17, 2020 – The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) today provided a general business update, including expectations for its financial results for the first quarter of 2020.

“We saw record revenues in the first quarter with 27% year-over-year growth and are continuing to see strong momentum into April, with strong growth in poker and gaming revenues helping to mitigate the cancellation of sporting events. With these encouraging trends, a well-diversified and cash-generative business, and our strong balance sheet, we believe that we remain well-positioned to navigate further headwinds related to the COVID-19 pandemic in 2020, and remain fully committed to our combination with Flutter, which we now expect to close in the second quarter and are confident will enhance and accelerate our growth strategy,” said Rafi Ashkenazi, Chief Executive Officer of The Stars Group. “During these exceptional times, our top priority, however, is the health and safety of our employees and customers, which includes enhancing our responsible and safer gambling measures as well as ensuring that we provide our customers with all the help and support they may need.”

First Quarter 2020 Financial Performance; Current Business Update1

Consolidated1

	Q1 2020 Expected	Q1 2020 Expected	Q1 2019 Actual	Variance (to midpoint)
In millions of U.S. Dollars (except per share amounts)	Low	High
Revenue	735	735	580	27%
Operating income	140	149	62	133%
Net (loss) earnings	(79)	(69)	28	(364)%
Adjusted Net Earnings[2]	185	192	106	78%
Adjusted EBITDA[2]	291	297	195	51%
Diluted net (loss) earnings per common share ($/Share)[3]	(0.27)	(0.23)	0.10	(350)%
Adjusted Diluted Net Earnings per Share ($/Share)2 3	0.63	0.65	0.38	68%

Revenue - The Stars Group saw strong momentum across its segments since the start of 2020, and now expects record revenues for the first quarter of 2020 of approximately $735 million, an increase of approximately 27% as compared to $580 million in the first quarter of 2019. This performance was supported by continued strong underlying momentum in customer activity in the United Kingdom and Australia segments, a sequential improvement in the International segment, and a year-over-year increase in Betting Net Win Margin at approximately 12.1% compared to 6.1% in the first quarter of 2019. Additional segment specific factors impacting revenue are described below.
COVID-19 Impact - The Stars Group saw increased customer activity across its online poker and casino product offerings largely beginning in March, with year-over-year International revenue growth of approximately 44% for the month, which more than mitigated the disruption from the cancellation or postponement of sporting events during that time. The Stars Group has continued to see increased activity in online poker and casino into the second quarter of 2020, with consolidated average daily revenues in the first two weeks of the quarter approximately 33% higher as compared to the first quarter of 2020. On the same basis, International revenues were approximately 75% higher, benefiting from increased activity in online poker and casino, and United Kingdom revenues were approximately 30% lower, with growth in gaming partly mitigating a reduction of approximately 65% in Stakes. In the Australian segment, as racing has continued with minimal disruption, the growth in racing revenues fully mitigated the loss of sports revenues in this short period.
If the COVID-19 pandemic continues for a prolonged period causing continued global macro-economic uncertainty, it is possible that consumer spending across The Stars Group’s product offerings may also become adversely impacted. Similarly, the return of sporting events earlier than currently anticipated could benefit The Stars Group’s sports betting revenues, but could negatively impact the current increased activity across its online poker and casino products.

However, the operating environment is evolving rapidly, and it remains difficult for The Stars Group to predict the scope, timing and length of the current COVID-19 pandemic and related restrictions and sports postponements and cancellations, and the impact that this will have on The Stars Group’s business for the remainder of 2020. The Stars Group currently estimates that each month that horse and dog racing and major sporting events are cancelled would reduce operating income by approximately £10 to £15 million in the United Kingdom segment and by up to A$10 million in the Australian segment, with no material negative impact on the International segment.
Commitment to Safer Gambling - A key area of focus for The Stars Group, particularly during this unprecedented time, has been to enable customers to enjoy its games in a safe and fair manner. To this end, The Stars Group has further increased its investment and focus into its safer and responsible gambling measures by, among other initiatives, encouraging customers to take advantage of its various safer gambling tools, such as setting deposit limits, using cool-off periods and using “reality checks” where available. In addition to encouraging customers to monitor and control their own activity, The Stars Group strives to intervene where customer data suggests a heightened risk of harm, setting mandatory deposit limits or otherwise restricting gameplay. The Stars Group is also supporting its range of free-to-play games for customers to enjoy during these challenging times.

Debt and Cash - The Stars Group continues to maintain a strong liquidity position and healthy balance sheet. As previously disclosed, The Stars Group prepaid an additional $100 million of its USD first lien term loan in February 2020. As of March 31, 2020, The Stars Group had cash and cash equivalents of $285 million. In addition, The Stars Group has access to its revolving credit facility, among other potential sources of liquidity, that together with its current cash and cash equivalents continues to provide approximately $1 billion of liquidity.

U.S. Update - The Stars Group currently operates its FOX Bet real-money wagering products and PokerStars-branded real-money poker and casino products in New Jersey and Pennsylvania, and since the launch of FOX Bet in New Jersey and Pennsylvania in 2019, the performance has been in-line with The Stars Group’s expectations, with an expected loss of approximately $15 million in the first quarter of 2020, as it continues to build its active customers and revenues. With limited sporting events during March and consistent with the trends seen in the International segment during this time, The Stars Group saw increased customer activity across its online poker and casino products, which has so far similarly continued into April, and as such, has also shifted most of its marketing efforts to support PokerStars, including the first Spring Championship of Online Poker (SCOOP) taking place in April in New Jersey and Pennsylvania, with a guaranteed prize pool of $2 million in Pennsylvania. As it relates to new markets, The Stars Group recently received applicable operating approvals in both Colorado and West Virginia and expects to launch sports betting in those states in due course.

Combination with Flutter Entertainment plc - Last week, two independent proxy advisory firms, Institutional Shareholder Services Inc. (ISS) and Glass Lewis & Co., each recommended that shareholders vote FOR the proposed all-share combination with Flutter at the upcoming special meeting of The Stars Group shareholders, which will now be held virtually on April 24, 2020 at 10:00 a.m. EDT. At the end of March, the UK Competition & Markets Authority also announced that it had unconditionally cleared the combination with Flutter Entertainment plc following its Phase 1 review under the Enterprise Act 2002. The Stars Group currently expects closing of the combination to occur during the second quarter of 2020 subject to, among other things, shareholder and remaining regulatory approvals.

International1

	Q1 2020 Expected	Q1 2020 Expected	Q1 2019 Actual	Variance (to midpoint)
In millions of U.S. Dollars	Low	High
Stakes	254	254	275	(8)%

Revenue	378	378	341	11%
Constant Currency Revenue	390	390	341	14%
Operating income	116	123	115	4%
Adjusted EBITDA[2]	171	175	159	9%

International Segment Revenue - The Stars Group saw a sequential improvement in its International segment during the quarter, and currently expects first quarter revenues of approximately $378 million, representing year-over-year growth of approximately 11% compared to $341 million in the first quarter of 2019. During 2019, revenue was negatively impacted by disruptions and regulatory headwinds in certain markets due to local restrictions on some methods of payment processing and on certain methods of downloading The Stars Group’s products, particularly related to casino and poker. During the first quarter of 2020, The Stars Group began to see a reduction in the impact of such disruption, with revenue growth driven by underlying growth in customer activity, as well as its continued expansion into new jurisdictions, including the United States. During March and largely following the "stay at home" and similar restrictions implemented by various local and national authorities as a result of COVID-19, The Stars Group saw increased customer activity in its online poker and casino games, particularly through the reactivation of former customers, driving revenue growth of approximately 44% year-over-year for the month.

United Kingdom1

	Q1 2020 Expected	Q1 2020 Expected	Q1 2019 Actual	Variance (to midpoint)
In millions of U.S. Dollars	Low	High
Stakes	1,230	1,230	1,505	(18)%

Revenue	297	297	179	66%
Constant Currency Revenue	301	301	179	68%
Operating income (loss)	58	63	(26)	333%
Adjusted EBITDA[2]	121	125	42	193%

United Kingdom Segment Revenue - The Stars Group saw strong underlying momentum in its United Kingdom segment in the first quarter, and currently expects first quarter revenues of approximately $297 million, representing year-over-year growth of approximately 66% compared to $179 million in the first quarter of 2019. Revenue increased significantly for the quarter primarily due to strong operational momentum across the United Kingdom segment’s betting and gaming products and a significantly higher Betting Net Win Margin of approximately 14.9% compared to 5.0% in the prior year period, which was negatively impacted by operator unfavorable sports results and the previously disclosed planned investment in promotional activity for the Cheltenham Festival. Stakes for the quarter were approximately 18% lower than seen in the first quarter of 2019, with a significant reduction in the last two weeks of March due to the impact of sporting event cancellations.
Australia1

	Q1 2020 Expected	Q1 2020 Expected	Q1 2019 Actual	Variance (to midpoint)
In millions of U.S. Dollars	Low	High
Stakes	731	731	754	(3)%

Revenue	61	61	62	(2)%
Constant Currency Revenue	66	66	62	6%
Operating loss	(7)	(5)	(1)	500%
Adjusted EBITDA[2]	6	8	9	(22)%

Australia Segment Revenue - The Stars Group saw continued underlying momentum in its Australia segment in the first quarter, and currently expects first quarter revenues of approximately $61 million, representing a year-over-year decline of approximately 2% compared to $62 million in the first quarter of 2019. Constant Currency Revenue increased by approximately 6%, with underlying growth more than offset by negative foreign exchange fluctuations. Year-over-year growth in Stakes of approximately 5% on a local currency basis was primarily due to the continued success of BetEasy’s promotional strategies in engaging customers, while the Betting Net Win Margin of approximately 8.1% was broadly stable relative to the prior year period, with targeted, personalized promotions directed at growing Stakes per customer.
_____________________________

[1]
The financial and operational information presented in this news release represents The Stars Group's current estimates as it relates to the anticipated performance of its reporting segments and on a consolidated basis for the first quarter of 2020 and the first two weeks of the second quarter of 2020, as applicable. These estimated anticipated results are based solely on information available to The Stars Group as of the date of this news release, do not include certain accounting determinations that remain on-going, have not been reviewed by The Stars Group's independent auditor, and are subject to change.

[2]
Non-IFRS measure. For important information on The Stars Group's non-IFRS measures, please see below under "Non-IFRS Measures" and the tables under "Reconciliation of Non-IFRS Measures to Nearest IFRS Measures".

[3]
Weighted average common shares outstanding used for the calculation of diluted net (loss) earnings per common share and Adjusted Diluted Net Earnings per Share for the first quarter of 2020 was approximately 289 million and 292 million, respectively, compared to approximately 274 million for both calculations for the prior year period. Diluted net loss per common share for the first quarter of 2020 was impacted as all potentially dilutive securities of The Stars Group (i.e., securities exercisable or convertible into common shares or equity-based awards that can be settled into common shares) were not included in the weighted average common share amount because the exercise, conversion or settlement of such securities would be anti-dilutive.

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The tables below present reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share to operating income (loss), which is the nearest IFRS measure.

Consolidated

	Q1 2020 Expected	Q1 2020 Expected	Q1 2019 Actual
In millions of U.S. Dollars (except per share amounts)	Low	High
Operating Income	140	149	62

Depreciation and amortization	110	109	109
Add (deduct) the impact of the following:
Adjusting items[1]	22	21	3
Other costs[2]	19	18	21
Total adjustments	41	39	24

Adjusted EBITDA	291	297	195

Depreciation and amortization[3]	26	25	19
Interest[4]	59	58	67
Taxes[5]	21	22	3
Adjusted Net Earnings	185	192	106

Adjusted Net Earnings attributable to
Shareholders of The Stars Group Inc.	185	191	105
Non-controlling Interest	—	1	1

Diluted Shares[6]	292	292	274
Adjusted Diluted Net Earnings per Share ($/Share)	0.63	0.65	0.38

International

	Q1 2020 Expected	Q1 2020 Expected	Q1 2019 Actual
In millions of U.S. Dollars	Low	High
Operating Income	116	123	115

Depreciation and amortization	40	39	38
Add (deduct) the impact of the following:
Adjusting items[1]	5	4	—
Other costs[2]	10	9	6
Total adjustments	15	13	6

Adjusted EBITDA	171	175	159

United Kingdom

	Q1 2020 Expected	Q1 2020 Expected	Q1 2019 Actual
In millions of U.S. Dollars	Low	High
Operating Income (Loss)	58	63	(26)

Depreciation and amortization	61	61	62
Add (deduct) the impact of the following:
Adjusting items[1]	—	—	—
Other costs[2]	2	1	6
Total adjustments	2	1	6

Adjusted EBITDA	121	125	42

Australia

	Q1 2020 Expected	Q1 2020 Expected	Q1 2019 Actual
In millions of U.S. Dollars	Low	High
Operating Income (Loss)	(7)	(5)	(1)

Depreciation and amortization	9	9	9
Add (deduct) the impact of the following:
Adjusting items[1]	3	3	—
Other costs[2]	1	1	1
Total adjustments	4	4	1

Adjusted EBITDA	6	8	9
___________________________

[1]
With respect to the relevant adjusting items for the first quarter of 2019 (excluding “Other costs”), see the Adjusted EBITDA reconciliation in the news release issued by The Stars Group on May 15, 2019, under the heading “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”. With respect to 2020, The Stars Group currently expects to incur and adjust for substantially similar items as it did in the 2019 period as well as acquisition related costs associated the proposed combination with Flutter.

[2]
With respect to the first quarter of 2019, see the table in the news release issued by The Stars Group on May 15, 2019, under the heading “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures” which presents certain items comprising “Other costs”. With respect to 2020, The Stars Group currently expects to incur and adjust for substantially similar costs as it did in the 2019 period.

[3]	“Depreciation and amortization” means total depreciation and amortization, excluding amortization of acquisition intangibles, which is not adjusted for in this measure.

[4]
“Interest” means total net financing charges, including interest on long term debt and other interest (income) expense but excluding interest accretion, ineffectiveness on cash flow hedges, re-measurement of deferred contingent consideration, and re-measurement of embedded derivatives, each of which is not adjusted for in this measure.

[5]
“Taxes” means total income tax expense, excluding the impact of tax on “Adjusting items” and “Other costs” included in the calculation of Adjusted EBITDA for each period and for the first quarter of 2020 current estimates are based on an expected effective tax rate of approximately 10%.

[6]
Weighted average common shares outstanding used for the calculation of Adjusted Diluted Net Earnings per Share for the first quarter of 2020 was approximately 292 million, compared to approximately 274 million for the prior year period.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold'em Championship, European Poker Tour and Asia Pacific Poker Tour. The Stars Group is one of the world's most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 24 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group's vision is to become the world's favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, including those relating to the first and second quarters of 2020, potential launches in new jurisdictions, as well as the impact of the COVID-19 pandemic and related matters. Forward-looking statements and information can, but may not always, be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "would", "should", "believe", "objective", "ongoing", "imply", "assumes", "goal", "likely" and similar references to future periods or the negatives of these words or variations or synonyms of these words or comparable terminology and similar expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group and its customers, partners, suppliers and industries in which it operates or may operate in the future. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: customer and operator preferences and changes in the economy; reputation and brand growth; competition and the competitive environment within addressable markets and industries; macroeconomic conditions and trends in the gaming and betting industry; social responsibility concerns and public opinion; legal and regulatory requirements; potential changes to the gaming regulatory framework, including without limitation, those that may impact The Stars Group’s ability to access and operate in certain jurisdictions, whether directly or through arrangements with locally based operators; ability to predict fluctuations in financial results from quarter to quarter; ability to mitigate tax risks and adverse tax consequences, including, without limitation, changes in tax laws or administrative policies relating to tax and the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; The Stars Group’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; impact of inability to complete future or announced acquisitions or to integrate businesses successfully, including, without limitation, Sky Betting & Gaming and BetEasy; contractual relationships of The Stars Group with FOX Corporation and Sky plc and/or their respective subsidiaries; an ability to realize all or any of The Stars Group’s estimated synergies and cost savings in connection with acquisitions, including, without limitation, the acquisition of Sky Betting & Gaming and the Australian acquisitions; ability to mitigate foreign exchange and currency risks; the heavily regulated industry in which The Stars Group carries on its business; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; protection of proprietary technology and intellectual property rights; intellectual property infringement or invalidity claims; and systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information. These factors are not intended to represent a complete list of the factors that could affect The Stars Group; however, these factors as well as other applicable risks and uncertainties include, but are not limited to, those identified in its most recently filed annual information form, including under the heading "Risk Factors and Uncertainties", and in its most recently filed management’s discussion and analysis, including under the headings "Caution Regarding Forward-Looking Statements", "Risk Factors and Uncertainties" and "Non-IFRS Measures, Key Metrics and Other Data", each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make in the future with applicable securities authorities in the future, should be considered carefully. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information in this news release are expressly qualified by this cautionary statement. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS Measures

This news release references non-IFRS financial measures. The Stars Group believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial and operational performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business, identifying and evaluating trends, and making decisions. The Stars Group believes that such non-IFRS financial measures provide useful information about its underlying, core operating results and trends, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to metrics and measures used by management in its financial and operational decision-making.

Although management believes these non-IFRS financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies any may not be comparable to similar meanings prescribed by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. The Stars Group provides the following non-IFRS measures in this news release:

Adjusted EBITDA means net earnings before financial expenses, income tax expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures” above.

Adjusted EBITDA Margin means Adjusted EBITDA as a proportion of total revenue.

Adjusted Net Earnings means net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, stock-based compensation, restructuring, net earnings (loss) on associate, and certain other items. In addition, The Stars Group makes adjustments for (i) the re-measurement of contingent consideration, (ii) the re-measurement of embedded derivatives and ineffectiveness on cash flow hedges, and (iii) certain non-recurring tax adjustments and settlements. Each adjustment to net earnings is then adjusted for the tax impact, where applicable, in the respective jurisdiction to which the adjustment relates.

Adjusted Diluted Net Earnings per Share means Adjusted Net Earnings attributable to the Shareholders of The Stars Group Inc. divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards such as warrants and any convertible preferred shares of The Stars Group then outstanding. The effects of anti-dilutive potential common shares are ignored in calculating Diluted Shares. Diluted Shares used in the calculation of diluted earnings (loss) per share may differ from diluted shares used in the calculation of Adjusted Diluted Net Earnings per Share where the dilutive effects of the potential common shares differ. For the quarter ended March 31, 2020, Diluted Shares used for the calculation of Adjusted Diluted Net Earnings per Share equaled approximately 292 million compared to approximately 274 million for the same period in 2019.

Constant Currency Revenue means IFRS reported revenue for the relevant period calculated using the applicable prior year period’s monthly average exchange rates for its local currencies other than the U.S. dollar.

Key Metrics and Other Data

The Stars Group provides the following key metrics in this news release:

Stakes means betting amounts wagered on The Stars Group’s applicable online betting product offerings, and is also an industry term that represents the aggregate amount of funds wagered by customers within the betting line of operation for the period specified.

Betting Net Win Margin means Betting revenue as a proportion of Stakes.

For additional information on The Stars Group’s key metrics and other data, see the 2019 Annual MD&A, including under the headings “Non-IFRS Measures, Key Metrics and Other Data” and “Segment Results of Operations”.

For investor relations and media inquiries, please contact:
Vaughan Lewis
Senior Vice President, Communications
Tel: +1 437-371-5730
ir@starsgroup.com
press@starsgroup.com